EXHIBIT 99 (i)8


                                                                    June 1, 2000


For Release:   Immediately

   CENTRAL HUDSON'S SHARE OF NINE MILE UNIT 2 PLANT TO BE INCLUDED IN AUCTION

       Central Hudson Gas & Electric Corporation's 9 percent interest in the Nine Mile Point Unit 2 nuclear plant will be included within the auction of the facility announced today. Central Hudson joined New York State Electric & Gas, Niagara Mohawk Power Corporation, and Rochester Gas and Electric Corporation in announcing the auction of their respective shares of the plant. Niagara Mohawk also announced that it will auction the Nine Mile Point Unit 1 Plant, which it owns exclusively.

       The decision to auction the plants is consistent with a New York State Public Service Commission order urging the owners to determine the market value of the facilities through an open, competitive process. Bids are scheduled to be due within the next two moths. The closing of any sale will be subject to regulatory approval.

       Nine Mile Point 2, a 1,148-megawatt boiling-water reactor, is jointly owned by Central Hudson (9 percent), NYSEG (18 percent), Niagara Mohawk (41 percent), RG&E (14 percent) and the Long Island Power Authority (18 percent). Niagara Mohawk operates both plants. LIPA is not currently including its ownership interest in Nine Mile Point Unit 2 in the auction sale.

       In June 1999, Niagara Mohawk and NYSEG announced that they had reached agreement to sell their interests in units 1 and 2 to AmerGen Energy Co. That agreement was mutually terminated by the three parties.

       The selling owners have retained J.P. Morgan and Navigant Consulting to manage the auction process. For further information, contact either Roger Wood at J.P. Morgan (212- 648-3530) or Lisa Quilici at Navigant Consulting (781-564-9744).

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